

January 13, 2011

Mr. Michael Benstock
Chief Executive Officer
Superior Uniform Group, Inc.
10055 Seminole Blvd.
Seminole, FL 33772

      Re: **Superior Uniform Group, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 26, 2010
              File No. 001-05869

Dear Mr. Benstock:

      We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,

                            John Reynolds
                            Assistant Director

cc: Via fax: (727) 803-9623